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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                      SEC File Number: 0-27432

                           NOTIFICATION OF LATE FILING

(Check One) __  Form 10-K  __ Form 20-F __ Form 11-K _X_ Form 10-Q __ Form N-SAR

               For the Quarterly Period Ended: September 30, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
          For the Transition Period Ended:____________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant: Clean Diesel Technologies, Inc.
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________________________________________________________________________________
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
300 Atlantic Street
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City, State and Zip Code: Stamford CT 06901
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                        PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed
[X] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period:

     Preparation of the information, including the financial statements, in the Form 10-Q has taken longer than originally anticipated. Hence, the Company will be filing the Form 10-Q after the scheduled due date.

     The Company is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete its 10-Q in as expeditious a manner as possible in light of the circumstances described above.

     The Company, therefore, intends to file its Form 10-Q for the quarterly period ended September 30, 1999 as soon as practicable, but no later than the fifth calendar date following the prescribed due date as indicated in Part II
(b) of the Form 12b-25.

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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Scott M. Schecter                                (203)425-9830
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       (Name)                                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). _X_ Yes __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _X_ Yes ___ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     CLEAN DIESEL TECHNOLOGIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 15, 1999      By: /s/ Scott M. Schecter
                                 --------------------------------------------
                                 Scott M. Schecter, Vice President and Treasurer (Principal Financial and Accounting Officer)
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                                   Supplement

Part 4, Item 3

The Company has issued certain preferred securities which will result in an increase in the loss applicable to common shareholders. The increased loss relates to an imputed one-time non-cash dividend applicable to the preferred stock issue. The Company is in the process of quantifying such amounts.